UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)

                               HARRINGTON WEST FINANCIAL GROUP, INC.

(Name of Issuer)

                                        Common Stock, $0.01 par value per share

(Title of Class of Securities)

                                                              41383L 10 4

(CUSIP Number)

                                                        December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[   ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Douglas T. Breeden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 579,275
	6.	SHARED VOTING POWER 514,937
	7.	SOLE DISPOSITIVE POWER 579,275
	8.	SHARED DISPOSITIVE POWER 514,937
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,094,212
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.7%
12.	TYPE OF REPORTING PERSON IN

1.	NAME OF REPORTING PERSON

Wyandotte Community Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 131,735
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 131,735
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,735
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12.	TYPE OF REPORTING PERSON CO

1.	NAME OF REPORTING PERSON

Breeden Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 383,202
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 383,202
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 383,202
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12.	TYPE OF REPORTING PERSON OO

Item 1.	(a)	Name of Issuer:

Harrington West Financial Group, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

610 Alamo Pintado Road
Solvang, CA 93463

Item 2.	(a)	Name of Persons Filing:

(i) Douglas T. Breeden, Ph.D. ("Dr. Breeden")
(ii) Wyandotte Community Corporation ("Wyandotte")
(iii) Breeden Family Trust ("Trust")

(b)	Address of Principal Business Office for Each of the Above:

(i)	Douglas T. Breeden c/o The Breeden Group Attn: Allen Lyles 100 Europa Drive, Number 589 Chapel Hill, NC 27517

(ii)	Wyandotte Community Corporation 664 Plaza Drive Leavenworth, IN 47137

(iii)	Breeden Family Trust c/o Anne L. Stallman V.P., J.P. Morgan Trust Company of Delaware 500 Stanton Christiana Road Newark, DE 19713

(c)	Citizenship or Place of Organization:

	(i)	Dr. Breeden is a citizen of the United States of America.
	(ii)	Wyandotte is an Indiana Corporation.
	(iii)	Breeden Family Trust is a trust organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

(e)	CUSIP Number:

41383L 10 4

Item 3.	If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Dr. Breeden is the President, Chairman, and 99% owner of Wyandotte. As such, Dr. Breeden may be deemed to control Wyandotte and share the power to vote, direct the vote of, dispose, or direct the disposition of the shares Wyandotte holds. Dr. Breeden also is the Investment Adviser to the Trust and, as such, shares with the Trust the power to vote, direct the vote of, dispose, or direct the disposition of the shares the Trust holds.

	(a)	Amount beneficially owned:
		(i)	Dr. Breeden: 1,094,212*
		(ii)	Wyandotte: 131,735
		(iii)	The Trust: 383,202

(b)	Percent of class:
(i)	Dr. Breeden: 19.7%**
(ii)	Wyandotte: 2.4%**
(iii)	The Trust: 6.9%**

(c)	Number of shares as to which the person has:

	(1)	Sole power to vote or to direct the vote:
(i)	Dr. Breeden: 579,275
(ii)	Wyandotte: 0
(iii)	The Trust: 0

(2)	Shared power to vote or to direct the vote:
(i)	Dr. Breeden: 514,937
(ii)	Wyandotte: 131,735
(iii)	The Trust: 383,202

(3)	Sole power to dispose or to direct the disposition of:
(i)	Dr. Breeden: 579,275
(ii)	Wyandotte: 0
(iii)	The Trust: 0

(4)	Shared power to dispose or to direct the disposition of:
(i)	Dr. Breeden: 514,937
(ii)	Wyandotte: 131,735
(iii)	The Trust: 383,202

*	These holdings include those of Wyandotte and the Trust

**	The percentages used herein are calculated based on the 5,554,003 shares of Common Stock issued and outstanding as of November 5, 2007, as reported in Harrington West Financial Group, Inc.'s (the "Issuer") quarterly report on Form 10-Q, filed with the Securities and Exchange Commission by the Issuer on November 9, 2007.

Item 5.	Ownership of Five Percent or Less of a Class: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2008

DOUGLAS T. BREEDEN

By	/s/ R. Allen Lyles, Attorney-in-fact for
Douglas T. Breeden

WYANDOTTE COMMUNITY CORPORATION

By	/s/ R. Allen Lyles, Attorney-in-fact for
Douglas T. Breeden
Title: President and Chairman

BREEDEN FAMILY TRUST

By	/s/ R. Allen Lyles, Attorney-in-fact for
Douglas T. Breeden

EXHIBIT INDEX

Exhibit 99.1 - Power of Attorney, dated September 7, 2007